Exhibit 99.1

Decisions of the General Shareholders' Meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, at the General Shareholders' Meeting held on March 23, 2018, the Company’s Shareholders approved the following:

1.	The plan for distribution of profits, which establishes a distribution of an ordinary dividend per share of eighty-nine Colombian pesos (COP$89).

The dividend for the minority shareholders will be paid in one installment on April 19, 2018.

The dividend for the majority shareholder, the Colombian State, will be paid in two equal installments on April 19 and September 17, 2018.

2.	The appointment of its Board of Directors as follows:

Non Independent Representatives:

•	Director of State Shareholdings from the Ministry of Finance and Public Credit
•	Claudia Isabel González Sánchez

Independent Representatives:

•	Mauricio Cabrera Galvis
•	Jaime Ardila Gómez
•	Carlos Cure Cure
•	Joaquín Moreno Uribe
•	Jorge Londoño Saldarriaga
•	Hernando Ramírez Plazas (postulated by the oil producing departments in which Ecopetrol operates)
•	Carlos Gustavo Cano Sanz (postulated by ten (10) minority shareholders with major shareholding)

3.	The appointment of Ernst & Young Audit S.A.S as the External Auditor for the fiscal year 2018 for the Company.

Bogotá D.C., March 23, 2018

-----------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co